PEOPLE’S LIBERATION INC.

January 11, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:	Jamie Kessel and Brian Bhandari

Re:	People’s Liberation, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 000-16075

Ladies and Gentlemen:

Further to our telephone conference on January 4, 2012, People’s Liberation, Inc. (the “Company”) hereby provides the following additional information to the Staff in connection with its review of the Company’s periodic filings.

On August 13, 2010, the Company’s subsidiary, William Rast Licensing, LLC (“WR Licensing”) borrowed $750,000 from Mobility Special Situations I, LLC (“Mobility”).  On the same day, the Company also sold to New Media Retail Concepts, LLC (“New Media”) and ECA Holdings II, LLC (“ECA II”) for an additional $750,000, 50% of the net proceeds, after legal fees and expenses, that might be received by the Company in its litigation with Charlotte Russe, raising an aggregate of $1.5 million in the two transactions.

ECA II and Mobility are entities that are owned in part by Mark Dyne, the brother of the Company’s Chief Executive Officer, Colin Dyne, and are companies in the business of lending to and making other types of investments in companies.  Mobility is a licensed lender in California under the California Finance Lenders Law.  Because of the familial relationship, Mark Dyne did not participate in negotiating the transactions with the Company.  ECA II and Mobility were represented in the negotiation by Joseph Miller, a principal with Mobility and ECA II, and final approval of the transactions was made by the investment committees of these two companies.

New Media is an entity owned by Gerard Guez, a significant beneficial owner of the Company’s common stock (29.7% as of March 17, 2011).  Mr. Guez has owned his equity interest in the Company since late 2007.  Mr. Guez is not an officer or director of the Company, and has never nominated any of the Company’s directors for election to the Board.  Mr. Guez does not exercise control over the Company or its operations by virtue of his equity ownership or otherwise.  Despite his significant equity ownership of the Company, Mr. Guez has been, and remains a passive investor in the Company.

Securities and Exchange Commission
January 11, 2012

The transactions were the result of arms’ length negotiations between the Company, represented by Colin Dyne, and ECA II and Mobility, represented by Joseph Miller.  The Company was seeking to borrow approximately $1.5 million, and had approached several parties with a preexisting business relationship with the Company (including Mr. Guez, Mobility and the Company’s new factor).  During these discussions, Mr. Guez explained that while he was not interested in lending money to the Company in a traditional loan transaction, he would be interested in acquiring a portion of the Company’s lawsuit with Charlotte Russe, which offered a greater potential return on his investment if the Company prevailed.  Mr. Guez proposed acquiring 80% of the net proceeds of the lawsuit for $1 million, reflecting his estimate of the total value for the lawsuit of $1.25 million.

While holding discussions with Mr. Guez, Mr. Dyne also was negotiating a traditional loan transaction with Mobility.  The terms offered by Mobility, however, were very unfavorable, reflecting the Company’s weak financial position at the time and the lack of available financing alternatives.  For the level of risk, Mobility was demanding a very high interest rate with substantial warrant coverage, and a short repayment period.  In addition, Mobility wanted a lien on all available assets, negative covenants, and priority application of certain future receipts toward re-payment of the loan.  Mr. Dyne declined to enter into a loan on these terms.

After Mr. Guez’s proposal to acquire a portion of the lawsuit, Mr. Dyne proposed a hybrid transaction to Mobility, consisting of a loan transaction on terms more acceptable to the Company than originally proposed by Mobility, and a sale of a portion of the lawsuit on terms more favorable to the Company than were offered by Mr. Guez.  The hybrid transaction was attractive to Mobility, as it would provide Mobility with the opportunity to earn a greater return on its total dollars invested in the Company.  Following negotiations, the parties agreed on the final hybrid transaction, which raised an aggregate of $1.5 million, valuing the entire lawsuit at $1.5 million, and only required the Company to sell 50% of the potential net proceeds from the lawsuit.  This was more beneficial to the Company than the transaction originally proposed by Mr. Guez, which would have raised $1 million, valuing the entire lawsuit at $1.25 million, and required the Company to sell 80% of the potential net proceeds from the lawsuit.  As a courtesy to Mr. Guez, the Company and Mobility invited Mr. Guez to participate in ECA II’s purchase of 50% of the lawsuit, which Mr. Guez did through his entity, New Media.

At the time of the transactions, it was very difficult to ascertain the value of the lawsuit to the Company.  The litigation commenced in October 2009, and considerable expenses had been incurred by the time of the financing transaction in August 2010.  During this period, the parties were engaged in substantial discovery, and Charlotte Russe had communicated its clear intentions to aggressively litigate the matter.

Securities and Exchange Commission
January 11, 2012

Due to its limited resources, and Charlotte Russe’s costly litigation strategy, the Company found it necessary to enter into a contingent fee arrangement with its litigation counsel to proceed with the litigation.  While this helped to reduce the cost burden on the Company, it reduced the potential amount of proceeds the Company would receive if it prevailed.

By August 2010, the Company and its legal counsel had estimated that the maximum award the Company likely would receive in the litigation if it prevailed in the lawsuit was approximately $8 million to $12 million, before payment of contingency fees and other expenses.  This maximum amount was based on the Company and its legal counsel’s understanding of the case after nearly 10 months of litigation, including legal counsel’s judgment that the Company was more likely to be awarded lost profits under the contract for its initial term as opposed to the $65 million face value of the contract over its entire term.  This maximum amount, however, was still highly speculative and was far in excess of any amount Charlotte Russe was willing to pay to settle the matter in August 2010.  Charlotte Russe’s last offer before the Company entered into the transactions had been to settle the matter without payment of any amounts to either side.

In valuing the transaction, the Company considered its views on the maximum amount the Company would recover if it prevailed; the likelihood of prevailing, which is always difficult to predict in litigation regardless of the merits of the case; the expense of continuing the litigation to trial, including those expenses required to be paid by the Company notwithstanding its contingent fee arrangement with legal counsel; the time to actually receive payment of any award if the Company was successful at trial; the likelihood of appeal; and delays in receiving payment, even if the Company was successful at trial.  The Company also considered Mr. Guez’s proposed valuation of the total lawsuit at $1.25 million, and the Company’s arms’ length negotiations with Mobility.  All of these factors led the Company to conclude that $750,000 was the fair value of  50% of the net proceeds of the lawsuit.

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We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its periodic filing with the Commission.  We also acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings.  We further acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
January 11, 2012

We hope the above is responsive to the Staff’s latest comments.  If you have any questions or require any additional information or documents, please contact me.

Sincerely, /s/ Colin Dyne Colin Dyne, Chief Executive Officer

cc:	John J. McIlvery, Esq.